

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2018

Geert Kersten
Chief Executive Officer
CEL-SCI CORP
8229 Boone Blvd. #802
Vienna, VA 22182

   Re: CEL-SCI CORP
     Registration Statement on Form S-1
     Filed June 22, 2018
     File No. 333-225843

Dear Mr. Kersten:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jeffrey Gabor at 202-551-2544 with any questions.

            Division of Corporation Finance
            Office of Healthcare & Insurance

cc: William T. Hart, Esq.